UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13 G-A

Under the Securities Exchange Act of 1934

(Amendment No. )*

GREAT AJAX CORP.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
38983D300

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Ellington Financial Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.07% (1)
12		TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,410 shares of common stock of Great Ajax Corp.(“Common Stock”) outstanding as of December 31, 2023.

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Ellington Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 273,983
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 273,983
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.00% (1)
12		TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,410 shares of common stock of Great Ajax Corp.(“Common Stock”) outstanding as of December 31, 2023.

CUSIP No. 38983D3008	SCHEDULE 13G-A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS EMG Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06% (1)
12		TYPE OF REPORTING PERSON PN

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,410 shares of common stock of Great Ajax Corp.(“Common Stock”) outstanding as of December 31, 2023.

CUSIP No. 38983D3008	SCHEDULE 13G-A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS VC Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06% (1)
12		TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,410 shares of common stock of Great Ajax Corp.(“Common Stock”) outstanding as of December 31, 2023.

CUSIP No. 38983D3008	SCHEDULE 13G-A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Michael W. Vranos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06% (1)
12		TYPE OF REPORTING PERSON IN

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,410 shares of common stock of Great Ajax Corp.(“Common Stock”) outstanding as of December 31, 2023.

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Great Ajax Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

13190 SW 68th Parkway, Suite 110

Tigard, OR 97223

Item 2.	(a) Name of Person Filing:

 This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i) Ellington Financial Management LLC (“Lighthouse”)

(ii) Ellington Management Group LLC (“EMG”);

(iii) EMG Holdings, L.P. (“EMGH”);

(iv) VC Investments LLC (“VC”); and

(v) Michael W. Vranos, a U.S. citizen (“Mr. Vranos”).

This Statement relates to shares of Common Stock held (i) by EF Securities LLC, a Delaware limited liability company ("EFS") and wholly owned subsidiary of Ellington Financial Inc., a Delaware corporation ("EFC"), and (ii) for the accounts of Crescent II Fund,L.P., a Delaware limited partnership ("CII"), Ellington Mortgage Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("EMO"), Ellington Credit Opportunities, Ltd., a Cayman Islands exempted company ("ECO"), and Ellington Special Relative Value Fund LLC, a Delaware limited liability company ("ESRV" and, together with CII, EMO and ECO, the "Ellington Funds").

EFM serves as the external manager of EFC. EMG serves as investment adviser to each of the Ellington Funds. EMGH is the sole member of EFM and the majority member of EMG. VC is the manager of EFM, the managing member of EMG, and the general partner of EMGH. Mr. Vranos serves as Co-Chief Investment Officer of EFC and the Chief Executive Officer of EMG, is the largest limited partner of EMGH and is the sole owner and managing member of VC.

Item 2.	(b). Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is 53 Forest Avenue, Old Greenwich, CT 06870.

Item 2.	(c). Citizenship:

i. EFM is a Delaware limited liability company;

ii. EMG is a Delaware limited liability company;

iii. EMGH is a Delaware limited partnership;

iv. VC is a Delaware limited liability company; and

v. Mr. Vranos is a citizen of the United States of America.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2.	(e) CUSIP No.:

38983D300

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 9 of 11 Pages

Item 4. Ownership

Item 4(a). Amount Beneficially Owned:

As of the date hereof, EFM may be deemed the beneficial owner of 1,940,649 shares of Common Stock. This amount consists of 1,940,649 shares of Common Stock held by EFS, a wholly owned subsidiary of EFC (the “EFS Shares”). As noted above, EFM serves as the external manager of EFC.

As of the date hereof, EMG may be deemed the beneficial owner of 273,983 shares of Common Stock. This amount consists of: (A) 125,408 shares of Common Stock held for the account of CII (the “CII Shares”); (B) 92,016 shares of Common Stock held for the account of EMO (the “EMO Shares”); (C) 32,689 shares of Common Stock held for the account of ECO (the “ECO Shares”); and (D) 23,870 shares of Common Stock held for the account of ESRV (the “ESRV Shares” and, together with the CII Shares, the EMO Shares and the ECO Shares, the “Ellington Fund Shares”). As noted above, EMG serves as investment adviser to each of CII, EMO, ECO and ESRV.

As of the date hereof, each of EMGH, VC and Mr. Vranos may be deemed the beneficial owner of 1,940,649 shares of Common Stock. This amount consists of the 1,666,666 EFS Shares and the 273,983 Ellington Fund Shares. As noted above, EMGH is the sole member of EFM and the majority member of EMG. VC is the manager of EFM, the managing member of EMG, and the general partner ofEMGH. Mr. Vranos serves as the Co-Chief Investment Officer of EFC and the Chief Executive Officer of EMG, is the largest limited partner of EMGH and is the sole owner and managing member of VC.

Item 4(b). Percent of Class:

As of the date hereof, EFM may be deemed the beneficial owner of approximately 6.1% of the outstanding shares of Common Stock. As of the date hereof, EMG may be deemed the beneficial owner of approximately 1.0% of the outstanding shares of Common Stock. As of the date hereof, EMGH, VC and Mr. Vranos may be deemed the beneficial owner of approximately 7.1% of the outstanding shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof. EFS and the Ellington Funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by Reporting Persons

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec 240.14a-11.

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

Ellington Financial Management LLC

By:	/s/ Daniel Margolis
Daniel Margolis, General Counsel

Ellington Management Group, LLC

By:	/s/ Daniel Margolis
Daniel Margolis, General Counsel
EMG Holdings, L.P.

By:	/s/ Daniel Margolis
Daniel Margolis, General Counsel

VC Investments LLC

By:	/s/ Michael W. Vranos
Michael W. Vranos, Managing Member

Michael W. Vranos

By:	/s/ Michael W. Vranos
Michael W. Vranos

CUSIP No. 38983D300	SCHEDULE 13G-A	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G-A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G-A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 17, 2024

Ellington Financial Management LLC

By:	/s/ Daniel Margolis
Daniel Margolis, General Counsel

Ellington Management Group LLC

By:	/s/ Daniel Margolis
Daniel Margolis, General Counsel

EMG Holdings, L.P.

By:	/s/ Daniel Margolis
Daniel Margolis, General Counsel

VC Investments

By:	/s/Michael W. Vranos
Michael W. Vranos, Managing Member

Michael W. Vranos

By:	/s/ Michael W. Vranos
Michael W. Vranos